MULLER MEDIA, INC.
                         11 East 47th Street, 3rd Floor
                          New York, New York 10017-7916

                                February 10, 2003

                                    BY EDGAR

                       Securities and Exchange Commission
                             450 Fifth Street, N.W.
                             Washington, D.C. 20549
                                Attn: Kevin Hands

                             Re: Muller Media, Inc.
                       Registration Statement on Form S-8
                          (Registration No. 000-30829)

Dear Sir:
         In accordance with Rule 477 promulgated under the Securities Act of 1933, as amended, Muller Media, Inc., at this time, hereby withdraws the Registration Statement on Form S-8 (Registration No. 000-30829) initially filed with the Securities and Exchange Commission on January 24, 2003. Muller Media, Inc. is withdrawing the Registration Statement because the board of directors has determined that the registration of the Plan (as defined in the registration statement) is not in the best interest of the company or its shareholders. Any shares of Muller Media, Inc. common stock that were issued pursuant to the Registration Statement are in the process of being returned to the transfer agent for cancellation.
         If you have any questions with respect to this letter, please call Robert L. Sonfield, Jr. of the law firm of Sonfield & Sonfield at (713) 877-8333.

Sincerely,

Muller Media Inc.


By: /s/John J. Adams
   -------------------------------------
   John J. Adams, Chief Executive Officer & Director Principal Executive Officer